                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 3)

                     Sunrise International Leasing Corporation
                     -----------------------------------------
                                  (Name of Issuer)

                            Common Stock, $.01 par value
                            ----------------------------
                           (Title of Class of Securities)

                                     86769K-10-5
                                   -------------
                                   (CUSIP Number)

                                 Stephen D. Higgins

                                23785 Strehler Road
                             Loretto, Minnesota  55357
                                   (612) 498-7000
                                   --------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                May 27 and 28, 1998
                                -------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:  [   ]

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                                    SCHEDULE 13D
                                     ------------
CUSIP No. 86769K-10-5
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
 PERSON
      Stephen D. Higgins
      ###-##-####
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   [    ]

      (b)   [ X  ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY


--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                           340,358 (1)
                    ------------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                   -0-
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH             2,884,150 (2)
 REPORTING PERSON   ------------------------------------------------------------
 WITH               10)   SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,884,150
--------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
--------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        37.0% (3)
--------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Includes: (a) 5,029 shares of common stock, $.01 par value (the "Common Stock"), of Sunrise International Leasing Corporation ("Sunrise") held by Mr. Higgins, individually; and (b) 335,329 shares of Common Stock held by the William B. King Stock Trust dated November 21, 1989 for the benefit of William
B. King (the "WBK Trust"), of which Mr. Higgins is the co-trustee and has the sole power to vote and dispose of such shares. Does not include the following shares of Common Stock that were deposited into a voting trust pursuant to a Voting Trust Agreement dated as of May 27, 1998, of which Peter J. King is the Sole Voting Trustee: (a) 1,286,439 shares held by the WBK Trust, and (d) 1,262,382 shares held by the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"), of which Mr. Higgins is the co-trustee.

(2) Includes: (a) 5,029 shares of Common Stock held by Mr. Higgins, individually; (b) 1,621,768 shares of Common Stock held by the WBK Trust; and
(d) 1,262,382 shares held by the RSK Trust.

(3) Based upon 7,787,796 shares of Common Stock outstanding as of January 30, 1998, as reflected in Sunrise's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.

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                                    SCHEDULE 13D


     Pursuant to Rule 13d-2(c), this Amendment No. 3 amends Mr. Higgins'
Schedule 13D dated February 13, 1995, Amendment No. 1 thereto dated May 1, 1996, and Amendment No. 2 thereto dated September 19, 1997.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Sunrise International Leasing Corporation, a Delaware corporation formerly known as Sunrise Resources, Inc., a Minnesota corporation ("Sunrise"), the principal executive offices of which are located at 5500 Wayzata Boulevard, Suite 725, Minneapolis, Minnesota 55416.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed by Stephen D. Higgins, individually and as trustee under each of the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King (the "WBK Trust") and Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"). Mr. Higgins' business address is 23785 Strehler Road, Loretto, Minnesota 55357. Mr. Higgins' principal occupation is President and Chief Executive Officer of Stephen D. Higgins Ltd., a corporation that provides tax and business consulting services. The address of Stephen D. Higgins Ltd. is 23785 Strehler Road, Loretto, Minnesota 55357.

     During the last five years, Mr. Higgins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a proceeding involving (and is not otherwise subject to) a judgment or other order prohibiting or mandating activities subject to United States federal or state securities laws.

     Mr. Higgins is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable. Beneficial ownership of the shares of Common Stock reported herein changed under the following circumstances:

     Effective as of May 27, 1998, Peter J. King ("Peter King"), The King Management Corporation ("King Management"), the WBK Trust, the RSK Trust and the Peter J. King 1996 Grantor Retained Annuity Trust, of which Mr. Higgins is the sole trustee (the "1996 Grantor Trust"), entered into a Voting Trust Agreement dated as of May 27, 1998 (the "Voting Trust Agreement"), pursuant to which Peter King was granted the sole power to vote the shares of Common Stock of Sunrise deposited into the voting trust by himself, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Trust. An aggregate of 3,386,797 shares of Common Stock are currently subject to the Voting Trust Agreement, of which (i) 517,158 shares

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are held by Peter King; (ii) 320,818 shares are held by King Management; (iii)
1,286,439 shares are held by the WBK Trust; and (iv) 1,262,382 shares are held by the RSK Trust. Peter King, the WBK Trust, the RSK Trust and King Management constitute a group with respect to the shares of Common Stock referred to in
Item 3 within the meaning of Rule 13d-5(b)(1). See discussion below regarding the participation of the 1996 Grantor Trust in the voting trust.

     Pursuant to the Voting Trust Agreement, the 1996 Grantor Trust deposited into the voting trust 276,235 shares of Common Stock on May 27, 1998. On May 28, 1998, Peter King, the WBK Trust, the RSK Trust and the 1996 Grantor Trust transferred voting trust certificates representing an aggregate of 38,818 shares of Common Stock to King Management in consideration of legal fees paid by King Management in connection with an arbitration proceeding in June 1997. On May 28, 1998, the 1996 Grantor Trust transferred voting trust certificates representing 273,119 shares of Common Stock to Peter King as a distribution of the annuity portion of such trust. As of the date of this statement, the 1996 Grantor Trust does not own any shares of Common Stock of Sunrise or voting trust certificates representing shares of Common Stock of Sunrise. Mr. Higgins is the sole trustee of the 1996 Grantor Trust and prior to the creation of the voting trust and the distribution of all of the shares of Common Stock held by the 1996 Grantor Trust to Peter King, Mr. Higgins had the sole power to vote and dispose of such shares.

ITEM 4.   PURPOSE OF TRANSACTION.

     Peter King, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Trust entered into the Voting Trust Agreement because they determined it to be in their mutual best interests to combine the voting power of the shares of Common Stock of Sunrise owned by them and to vest such voting power in Peter King, as Sole Voting Trustee, and King Management as Substitute Voting Trustee.

     Peter King, the WBK Trust, the RSK Trust and the 1996 Grantor Trust transferred voting trust certificates representing an aggregate of 38,818 shares of Common Stock to King Management in consideration of legal fees paid by King Management in connection with an arbitration proceedings in June 1997. The 1996 Grantor Trust transferred voting trust certificates representing 273,119 shares of Common Stock to Peter King as a distribution of the annuity portion of such trust.

     Mr. Higgins (either individually or through the WBK Trust and the RSK Trust) may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase the holdings in Sunrise will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Sunrise, and general economic conditions and stock and money market conditions. At any time, Mr. Higgins may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. Mr. Higgins does not have any present plans or proposals which relate to or would result in any of the events listed in Item 4(a) through (j) of Schedule 13D.


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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The 2,884,150 shares of Common Stock constitute 37.0% of Sunrise's outstanding Common Stock based on Sunrise's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997. Mr. Higgins owns 5,029 shares of Common Stock directly, or less than 1% of Sunrise's outstanding Common Stock, and has the sole power to vote and dispose of such shares. In addition, Mr. Higgins is the co-trustee of each of the RSK Trust and the WBK Trust, which collectively own 2,884,150 shares of Common Stock, or 37.0% of Sunrise's outstanding shares of Common Stock. Of these shares, 1,262,382 shares of Common Stock, or 16.2% of Sunrise's outstanding shares of Common Stock, are held by the RSK Trust, and 1,621,768 shares of Common Stock, or 20.8% of Sunrise's outstanding shares of Common Stock, are held by the WBK Trust. Mr. Higgins has the sole power to dispose of all shares of Common Stock held by the WBK Trust and the RSK Trust in his capacity as co-trustee of each trust. Each of the WBK Trust and the RSK Trust are irrevocable trusts. The WBK Trust is for the benefit of William B. King, the son of Peter King. William B. King and Mr. Higgins are co-trustees of the WBK Trust. Mr. William B. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the WBK Trust to Mr. Higgins. The RSK Trust is for the benefit of Russell S. King, the son of Peter King. Russell S. King and Mr. Higgins are co-trustees of the RSK Trust. Mr. Russell S. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the RSK Trust to Mr. Higgins. Pursuant to the Voting Trust Agreement, Mr. Higgins delegated all of his power to vote the shares of Common Stock held by the RSK Trust and 1,286,439 shares of Common Stock held by the WBK Trust to Peter King. Under the Voting Trust Agreement, Peter King currently has sole voting power with respect to an aggregate of 3,386,797 shares of Common Stock. Voting trust certificates representing 1,286,439 and 1,262,382 shares of Common Stock are currently held by the WBK Trust and the RSK Trust, respectively. Mr. Higgins retains sole voting power with respect to the 335,329 shares of Common Stock held by the WBK Trust which were not deposited into the voting trust.

     Mr. Higgins has neither individually nor through the RSK Trust, the WBK Trust or the 1996 Grantor Trust, effected any transactions in the Common Stock of Sunrise during the past 60 days, except for: (i) the deposit of 1,276,783 shares of Common Stock held by the RSK Trust, 1,304,956 shares of Common Stock held by the WBK Trust and 276,235 shares of Common Stock held by the 1996 Grantor Trust into the voting trust; (ii) the transfer of voting trust certificates representing 14,401, 18,517 and 3,116 shares of Common Stock from the RSK Trust, the WBK Trust and the 1996 Grantor Trust, respectively, to King Management; and (iii) the distribution of voting trust certificates representing 273,119 shares of Common Stock from the 1996 Grantor Trust to Peter King.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Effective as of May 27, 1998, Peter King, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Trust (collectively, the "Shareholders") entered into the Voting Trust Agreement with respect to an aggregate of 3,386,797 shares of Common Stock of Sunrise. See


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Item 3 above.  Under the Voting Trust Agreement, Peter King is the Sole Voting
Trustee and King Management is the Substitute Voting Trustee (the Sole Voting Trustee and the Substitute Voting Trustee are referred to as the "Voting Trustee"). The record ownership of the 3,386,797 shares of Common Stock deposited by the Shareholders with the Voting Trustee was transferred into the name of the Voting Trustee on the books of Sunrise. In exchange for such shares of Common Stock, the Voting Trustee issued to the Shareholders a voting trust certificate representing the number of shares of Common Stock deposited with the Voting Trustee. In the event of a stock split, stock dividend or distribution of shares of Common Stock of Sunrise, the Voting Trustee will issue additional voting trust certificates to the then registered holders of the outstanding voting trust certificates to reflect appropriately the interests of the Shareholders in the shares of Common Stock held by the Voting Trustee. Subject to any transfer restrictions set forth in the Articles of Incorporation and Bylaws of Sunrise and imposed by applicable securities laws, the Shareholders may sell or transfer the voting trust certificates as they determine to be proper. Every transferee of a voting trust certificate will, by the acceptance of such certificate, become a party to the Voting Trust Agreement.

     The Voting Trustee is entitled to exercise all shareholders' rights of every kind with respect to voting, including the right to vote and the right to take part in, or consent to, any corporate or shareholders' action including a merger, exchange or consolidation involving Sunrise or the sale, lease, transfer or other disposition of all or substantially all of Sunrise's assets, except as such right is specifically limited in the Voting Trust Agreement. The Voting Trustee will vote on all matters which come before any shareholders' meeting of Sunrise and must exercise his best judgment from time to time to select suitable directors to the end that the affairs of Sunrise are properly managed. The holder of each voting trust certificate is entitled to receive, from time to time, dividends or distributions payable in cash or property (other than shares of any class of Sunrise). The majority of the interest of the holders of the voting trust certificates may approve amendments to the Voting Trust Agreement. The Voting Trust Agreement will terminate automatically on December 31, 2007, unless terminated earlier in the event that: (i) the Voting Trustee elects at any time to terminate the Agreement, (ii) the Sole Voting Trustee resigns, dies or is determined to be incompetent or incapacitated by the Substitute Voting Trustee, after consultation with a licensed physician who has examined the Sole Voting Trustee, and the Substitute Voting Trustee has been dissolved or liquidated, (iii) Sunrise is dissolved or liquidated, or (iv) no Voting Trustee is acting under the Agreement. The foregoing summary of certain provisions of the Voting Trust Agreement is qualified by the copy of the Voting Trust Agreement filed as Exhibit 1 hereto and which is incorporated herein in its entirety by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


       Exhibit 1    Voting Trust Agreement dated as of May 27, 1998 among Peter
                    J. King, The King Management Corporation, the William B. King Stock Trust, the Russell S. King Stock Trust and the Peter J. King 1996 Grantor Retained Annuity Trust.


                                     Page 6 of 8

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                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Stephen D. Higgins
                                             ----------------------------------
June 16, 1998                                Stephen D. Higgins

















                                     Page 7 of 8

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                                   EXHIBIT INDEX


  Exhibit                    Description                       Method of Filing
    No.                      -----------                       ----------------
    ---

     1     Voting Trust Agreement dated as of May 27, 1998      Filed herewith
           among   Peter  J.  King,  The  King  Management      electronically
           Corporation,  the  William B. King Stock Trust,
           the  Russell  S. King Stock Trust and the Peter
           J. King 1996 Grantor Retained Annuity Trust. ..











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